UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Apogee Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

03770N101

(CUSIP Number)

Sherman G. Souther

Venrock

3340 Hillview Avenue

Palo Alto, CA 94304

(650) 561-9580

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 18, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03770N101	Page 2 of 17

1.	Names of Reporting Persons Venrock Healthcare Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,887,478 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,887,478 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,887,478 (2)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13D.

(2)	Consists of (i) 460,075 shares of common stock and 790,959 shares of common stock issuable upon conversion of non-voting common stock at a conversion ratio of 1 share of non-voting common stock to 1 share of common stock (the “Non-Voting Common Stock”) held by Venrock Healthcare Capital Partners III, L.P.; (ii) 46,025 shares of common stock and 79,093 shares of common stock issuable upon conversion of Non-Voting Common Stock held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,243,900 shares of common stock and 1,267,426 shares of common stock issuable upon conversion of Non-Voting Common Stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon conversion of the Non-Voting Common Stock held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Amended and Restated Certificate of Incorporation, the Issuer may not effect the conversion of any such Non-Voting Common Stock and a holder will not be entitled to convert any portion of such Non-Voting Common Stock, if, upon giving effect to such conversion, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the conversion.

(3)	This percentage is calculated based upon the sum of (i) 36,776,224 shares of common stock outstanding as of July 18, 2023 upon the closing of the Issuer’s public offering, as reported in the prospectus dated July 13, 2023 filed by the Issuer with the Securities and Exchange Commission on July 17, 2023; and (ii) 2,137,478 shares of common stock issuable upon the conversion of Non-Voting Common Stock described in Footnote 2 above.

CUSIP No. 03770N101	Page 3 of 17

1.	Names of Reporting Persons VHCP Co-Investment Holdings III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,887,478 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,887,478 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,887,478 (2)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13D.

(2)	Consists of (i) 460,075 shares of common stock and 790,959 shares of common stock issuable upon conversion of Non-Voting Common Stock held by Venrock Healthcare Capital Partners III, L.P.; (ii) 46,025 shares of common stock and 79,093 shares of common stock issuable upon conversion of Non-Voting Common Stock held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,243,900 shares of common stock and 1,267,426 shares of common stock issuable upon conversion of Non-Voting Common Stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon conversion of the Non-Voting Common Stock held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Amended and Restated Certificate of Incorporation, the Issuer may not effect the conversion of any such Non-Voting Common Stock and a holder will not be entitled to convert any portion of such Non-Voting Common Stock, if, upon giving effect to such conversion, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the conversion.

(3)	This percentage is calculated based upon the sum of (i) 36,776,224 shares of common stock outstanding as of July 18, 2023 upon the closing of the Issuer’s public offering, as reported in the prospectus dated July 13, 2023 filed by the Issuer with the Securities and Exchange Commission on July 17, 2023; and (ii) 2,137,478 shares of common stock issuable upon the conversion of Non-Voting Common Stock described in Footnote 2 above.

CUSIP No. 03770N101	Page 4 of 17

1.	Names of Reporting Persons Venrock Healthcare Capital Partners EG, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,887,478 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,887,478 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,887,478 (2)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13D.

(2)	Consists of (i) 460,075 shares of common stock and 790,959 shares of common stock issuable upon conversion of Non-Voting Common Stock held by Venrock Healthcare Capital Partners III, L.P.; (ii) 46,025 shares of common stock and 79,093 shares of common stock issuable upon conversion of Non-Voting Common Stock held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,243,900 shares of common stock and 1,267,426 shares of common stock issuable upon conversion of Non-Voting Common Stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon conversion of the Non-Voting Common Stock held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Amended and Restated Certificate of Incorporation, the Issuer may not effect the conversion of any such Non-Voting Common Stock and a holder will not be entitled to convert any portion of such Non-Voting Common Stock, if, upon giving effect to such conversion, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the conversion.

(3)	This percentage is calculated based upon the sum of (i) 36,776,224 shares of common stock outstanding as of July 18, 2023 upon the closing of the Issuer’s public offering, as reported in the prospectus dated July 13, 2023 filed by the Issuer with the Securities and Exchange Commission on July 17, 2023; and (ii) 2,137,478 shares of common stock issuable upon the conversion of Non-Voting Common Stock described in Footnote 2 above.

CUSIP No. 03770N101	Page 5 of 17

1.	Names of Reporting Persons VHCP Management III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,887,478 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,887,478 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,887,478 (2)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13D.

(2)	Consists of (i) 460,075 shares of common stock and 790,959 shares of common stock issuable upon conversion of Non-Voting Common Stock held by Venrock Healthcare Capital Partners III, L.P.; (ii) 46,025 shares of common stock and 79,093 shares of common stock issuable upon conversion of Non-Voting Common Stock held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,243,900 shares of common stock and 1,267,426 shares of common stock issuable upon conversion of Non-Voting Common Stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon conversion of the Non-Voting Common Stock held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Amended and Restated Certificate of Incorporation, the Issuer may not effect the conversion of any such Non-Voting Common Stock and a holder will not be entitled to convert any portion of such Non-Voting Common Stock, if, upon giving effect to such conversion, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the conversion.

(3)	This percentage is calculated based upon the sum of (i) 36,776,224 shares of common stock outstanding as of July 18, 2023 upon the closing of the Issuer’s public offering, as reported in the prospectus dated July 13, 2023 filed by the Issuer with the Securities and Exchange Commission on July 17, 2023; and (ii) 2,137,478 shares of common stock issuable upon the conversion of Non-Voting Common Stock described in Footnote 2 above.

CUSIP No. 03770N101	Page 6 of 17

1.	Names of Reporting Persons VHCP Management EG, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,887,478 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,887,478 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,887,478 (2)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13D.

(2)	Consists of (i) 460,075 shares of common stock and 790,959 shares of common stock issuable upon conversion of Non-Voting Common Stock held by Venrock Healthcare Capital Partners III, L.P.; (ii) 46,025 shares of common stock and 79,093 shares of common stock issuable upon conversion of Non-Voting Common Stock held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,243,900 shares of common stock and 1,267,426 shares of common stock issuable upon conversion of Non-Voting Common Stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon conversion of the Non-Voting Common Stock held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Amended and Restated Certificate of Incorporation, the Issuer may not effect the conversion of any such Non-Voting Common Stock and a holder will not be entitled to convert any portion of such Non-Voting Common Stock, if, upon giving effect to such conversion, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the conversion.

(3)	This percentage is calculated based upon the sum of (i) 36,776,224 shares of common stock outstanding as of July 18, 2023 upon the closing of the Issuer’s public offering, as reported in the prospectus dated July 13, 2023 filed by the Issuer with the Securities and Exchange Commission on July 17, 2023; and (ii) 2,137,478 shares of common stock issuable upon the conversion of Non-Voting Common Stock described in Footnote 2 above.

CUSIP No. 03770N101	Page 7 of 17

1.	Names of Reporting Persons Shah, Nimish
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,887,478 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,887,478 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,887,478 (2)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13D.

(2)	Consists of (i) 460,075 shares of common stock and 790,959 shares of common stock issuable upon conversion of Non-Voting Common Stock held by Venrock Healthcare Capital Partners III, L.P.; (ii) 46,025 shares of common stock and 79,093 shares of common stock issuable upon conversion of Non-Voting Common Stock held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,243,900 shares of common stock and 1,267,426 shares of common stock issuable upon conversion of Non-Voting Common Stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon conversion of the Non-Voting Common Stock held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Amended and Restated Certificate of Incorporation, the Issuer may not effect the conversion of any such Non-Voting Common Stock and a holder will not be entitled to convert any portion of such Non-Voting Common Stock, if, upon giving effect to such conversion, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the conversion.

(3)	This percentage is calculated based upon the sum of (i) 36,776,224 shares of common stock outstanding as of July 18, 2023 upon the closing of the Issuer’s public offering, as reported in the prospectus dated July 13, 2023 filed by the Issuer with the Securities and Exchange Commission on July 17, 2023; and (ii) 2,137,478 shares of common stock issuable upon the conversion of Non-Voting Common Stock described in Footnote 2 above.

CUSIP No. 03770N101	Page 8 of 17

1.	Names of Reporting Persons Koh, Bong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,887,478 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,887,478 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,887,478 (2)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 9.99% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13D.

(2)	Consists of (i) 460,075 shares of common stock and 790,959 shares of common stock issuable upon conversion of Non-Voting Common Stock held by Venrock Healthcare Capital Partners III, L.P.; (ii) 46,025 shares of common stock and 79,093 shares of common stock issuable upon conversion of Non-Voting Common Stock held by VHCP Co-Investment Holdings III, LLC; and (iii) 1,243,900 shares of common stock and 1,267,426 shares of common stock issuable upon conversion of Non-Voting Common Stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon conversion of the Non-Voting Common Stock held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Amended and Restated Certificate of Incorporation, the Issuer may not effect the conversion of any such Non-Voting Common Stock and a holder will not be entitled to convert any portion of such Non-Voting Common Stock, if, upon giving effect to such conversion, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the conversion.

(3)	This percentage is calculated based upon the sum of (i) 36,776,224 shares of common stock outstanding as of July 18, 2023 upon the closing of the Issuer’s public offering, as reported in the prospectus dated July 13, 2023 filed by the Issuer with the Securities and Exchange Commission on July 17, 2023; and (ii) 2,137,478 shares of common stock issuable upon the conversion of Non-Voting Common Stock described in Footnote 2 above.

CUSIP No. 03770N101	Page 9 of 17

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the common stock, $0.00001 par value (“Common Stock”) of Apogee Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 221 Crescent St., Building 17, Suite 102b, Waltham, MA 02453. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Venrock Healthcare Capital Partners III, L.P. (“VHCP III”), VHCP Co-Investment Holdings III, LLC (“VHCP-Co III”) and Venrock Healthcare Capital Partners EG, L.P. (“VHCP EG” and together with VHCP III and VHCP-Co III, the “Venrock Entities”). VHCP Management III, LLC (“VHCPM III”) is the general partner of VHCP III and the manager of VHCP-Co III, and VHCP Management EG, LLC (“VHCPM EG” and together with VHCPM III, the “Venrock GPs”) is the general partner of VHCP EG. Nimish Shah (“Shah”) and Bong Koh (“Koh”) are the voting members of the Venrock GPs.

(b)	The principal business office of the Reporting Persons in New York is:

New York Office	Palo Alto Office
7 Bryant Park, 23rd Floor	3340 Hillview Avenue
New York, NY 10018	Palo Alto, CA 94304

(c)	The principal business of each of the Venrock Entities, Venrock GPs, Shah and Koh is a venture capital investment business.

(d)	During the last five years, none of the Venrock Entities, Venrock GPs, Shah or Koh has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Venrock Entities, Venrock GPs, Shah or Koh has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Venrock Entity, Venrock GP, Shah or Koh being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Venrock Entities is a Delaware limited partnership and each of the Venrock GPs is a Delaware limited liability company. Shah and Koh are each United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the Common Stock purchased and currently owned by the Venrock Entities is $64,750,000. The funds used by the Venrock Entities to acquire the securities described herein were obtained from capital contributions from their respective partners.

Item 4.	Purpose of Transaction

The Reporting Persons own 9.99% of the Issuer in the aggregate, based upon the Issuer’s aggregate outstanding shares as of July 18, 2023. The Reporting Persons’ securities include (a) 1,750,000 shares of Common Stock, and (b) 2,137,478 shares of Common Stock issuable upon conversion of 2,137,478 shares of Non-Voting Common Stock, the conversion of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Non-Voting Common Stock in excess of the beneficial ownership limitation.

CUSIP No. 03770N101	Page 10 of 17

Between February and November 2022, the Venrock Entities purchased an aggregate of 10,000,000 Series A preferred units of Apogee Therapeutics, LLC (“Series A Preferred Units”) at an aggregate purchase price of $10,000,000 and an aggregate of 7,565,304 Series B preferred units of Apogee Therapeutics, LLC (“Series B Preferred Units”) at an aggregate purchase price of $25,000,000.

Pursuant to a Contribution and Exchange Agreement, effective July 13, 2023 (the “Contribution and Exchange Agreement”), immediately prior to the effectiveness of the registration statement for the Issuer’s initial public offering (the “IPO”), the Venrock Entities’ Series A Preferred Units and Series B Preferred Units were exchanged for an aggregate of 6,743,321 shares of Non-Voting Common Stock. Each share of Non-Voting Common Stock is convertible into one share of Common Stock at any time at the option of the holder without payment or additional consideration, subject to a 9.99% beneficial ownership limitation, which may be increased or decreased by the holder upon 61 days’ notice to the Issuer. The foregoing description of the Contribution and Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Contribution and Exchange Agreement, a copy of which is referenced as Exhibit D hereto and is incorporated herein by reference.

On July 13, 2023, the Venrock Entities purchased an aggregate of 1,750,000 shares of Common Stock at $17.00 per share in the IPO, which closed on July 18, 2023, for an aggregate purchase price of $29,750,000.

The Venrock Entities acquired the securities for investment purposes with the aim of increasing the value of its investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase or sell additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide. Other than as described above, as of the date of this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Mr. Shah serves as a member of the board of directors of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 03770N101	Page 11 of 17

Item 5.	Interest in Securities of the Issuer

(a)	The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of July 28, 2023:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
VHCP III	1,251,034	0	3,887,478	0	3,887,478	3,887,478	9.99%
VHCP Co-III	125,118	0	3,887,478	0	3,887,478	3,887,478	9.99%
VHCP EG	2,511,326	0	3,887,478	0	3,887,478	3,887,478	9.99%
VHCPM III	0	0	3,887,478	0	3,887,478	3,887,478	9.99%
VHCPM EG	0	0	3,887,478	0	3,887,478	3,887,478	9.99%
Shah	0	0	3,887,478	0	3,887,478	3,887,478	9.99%
Koh	0	0	3,887,478	0	3,887,478	3,887,478	9.99%

(1)	Shah and Koh are the voting members of VHCPM III (the general partner of VHCP III and manager of VHCP-Co III) and VHCPM EG (the general partner of VHCP EG). The Venrock GPs, Shah and Koh own no securities of the Issuer directly. Shah and Koh share voting and investment control over the securities owned by the Venrock Entities and may be deemed to beneficially own the securities held by those entities. As general partners of the Venrock Entities, the Venrock GPs may be deemed to beneficially own the securities held by those entities. These numbers exclude shares of Common Stock issuable upon conversion of shares of Non-Voting Common Stock in excess of the beneficial ownership limitation described in this Schedule 13D.

(2)	This percentage is calculated based upon the sum of (i) 36,776,224 shares of common stock outstanding as of July 18, 2023 upon the closing of the Issuer’s public offering, as reported in the prospectus dated July 13, 2023 filed by the Issuer with the Securities and Exchange Commission on July 17, 2023; and (ii) 2,137,478 shares of common stock issuable upon the conversion of Non-Voting Common Stock as described above.

(b)	Each of the Reporting Persons has sole power to vote or to direct the vote of no shares of Common Stock, sole power to dispose or to direct the disposition of no shares of Common Stock, shared power to vote or to direct the vote of 1,750,000 shares of common stock and 2,137,478 shares of common stock issuable upon conversion of Non-Voting Common Stock and shared power to dispose or to direct the disposition of 1,750,000 shares of common stock and 2,137,478 shares of common stock issuable upon conversion of Non-Voting Common Stock.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

CUSIP No. 03770N101	Page 12 of 17

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

Effective July 13, 2023, the Venrock Entities entered into a Registration Rights Agreement (the “RRA”) with the Issuer and the other signatories thereto. The RRA provides certain holders of the Issuer’s capital stock with certain registration rights, including the right to demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The RRA will terminate upon the earliest to occur of: (i) three years after the completion of the IPO; (ii) the closing of a merger or consolidation in which (A) the Issuer is a constituent party or (B) a subsidiary of the Issuer is a constituent party and the Issuer issues shares of its capital stock pursuant to such merger or consolidation; or (iii), with respect to any particular holder, at such time that such holder can sell its shares, under Rule 144 or another similar exemption under the Securities Act of 1933, as amended, during any three-month period without registration. The foregoing description of the RRA does not purport to be complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, a copy of which is referenced as Exhibit E hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.	Power of Attorney for Nimish Shah.

C.	Power of Attorney for Bong Koh.

D.	Form of Contribution and Exchange Agreement (incorporated by reference to Exhibit 2.1 of the Issuer’s Form S-1/A filed on July 3, 2023).

E.	Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.2 of the Issuer’s Form S-1/A filed on July 3, 2023).

CUSIP No. 03770N101	Page 13 of 17

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2023

Venrock Healthcare Capital Partners III, L.P.		Venrock Healthcare Capital Partners EG, L.P.

By:	VHCP Management III, LLC	By:	VHCP Management EG, LLC
Its:	General Partner	Its:	General Partner

By:	/s/ Sherman G. Souther	By:	/s/ Sherman G. Souther
	Name: Sherman G. Souther		Name: Sherman G. Souther
	Its: Authorized Signatory		Its: Authorized Signatory

VHCP Co-Investment Holdings III, LLC

By:	VHCP Management III, LLC
Its:	Manager

By:	/s/ Sherman G. Souther
Name: Sherman G. Souther
Its: Authorized Signatory

VHCP Management III, LLC		VHCP Management EG, LLC

By:	/s/ Sherman G. Souther	By:	/s/ Sherman G. Souther
	Name: Sherman G. Souther		Name: Sherman G. Souther
	Its: Authorized Signatory		Its: Authorized Signatory

Nimish Shah

/s/ Sherman G. Souther
Sherman G. Souther, Attorney-in-fact

Bong Koh

/s/ Sherman G. Souther
Sherman G. Souther, Attorney-in-fact

CUSIP No. 03770N101	Page 14 of 17

EXHIBITS

A:	Joint Filing Agreement

B:	Power of Attorney for Nimish Shah

C:	Power of Attorney for Bong Koh

CUSIP No. 03770N101	Page 15 of 17

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Apogee Therapeutics, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 28th day of July 2023.

Venrock Healthcare Capital Partners III, L.P.		Venrock Healthcare Capital Partners EG, L.P.

By:	VHCP Management III, LLC	By:	VHCP Management EG, LLC
Its:	General Partner	Its:	General Partner

By:	/s/ Sherman G. Souther	By:	/s/ Sherman G. Souther
	Name: Sherman G. Souther		Name: Sherman G. Souther
	Its: Authorized Signatory		Its: Authorized Signatory

VHCP Co-Investment Holdings III, LLC

By:	VHCP Management III, LLC
Its:	Manager

By:	/s/ Sherman G. Souther
Name: Sherman G. Souther
Its: Authorized Signatory

VHCP Management III, LLC		VHCP Management EG, LLC

By:	/s/ Sherman G. Souther	By:	/s/ Sherman G. Souther
	Name: Sherman G. Souther		Name: Sherman G. Souther
	Its: Authorized Signatory		Its: Authorized Signatory

Nimish Shah

/s/ Sherman G. Souther
Sherman G. Souther, Attorney-in-fact

Bong Koh

/s/ Sherman G. Souther
Sherman G. Souther, Attorney-in-fact

CUSIP No. 03770N101	Page 16 of 17

EXHIBIT B

POWER OF ATTORNEY FOR NIMISH SHAH

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of David L. Stepp, Sherman G. Souther and Lisa D. Harris signing individually, the undersigned’s true and lawful attorney-in fact and agent to:

(i)	prepare execute and file, for and on behalf of the undersigned, any and all documents and filings that are required or advisable to be made with the United States Securities and Exchange Commission, any stock exchange or similar authority, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, including without limitation (a) any Joint Filing Agreement under Rule 13d-1(k) of the Exchange Act (or any successor provision thereunder), Schedule 13D and Schedule 13G (or any successor schedules or forms adopted under the Exchange Act ) and any amendments thereto in accordance with Section 13 of the Exchange Act and the rules thereunder, and (b) Forms 3, 4 and 5 and any amendments thereto in accordance with Section 16(a) of the Exchange Act and the rules thereunder; and

(ii)	take any other action of any nature whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of undersigned, is not assuming, nor is Venrock assuming, any of the undersigned’s responsibilities to comply with the Exchange Act, including without limitation Sections 13 and 16 of the Exchange Act.

This power of Attorney shall remain in full force and effect until the earliest to occur of (a) the undersigned is no longer required to file any form or document with respect to the undersigned’s holdings of and transactions in securities issued by a company, (b) revocation by the undersigned in a signed writing delivered to the foregoing attorney-in-fact, or (c) until such attorney-in-fact shall no longer be employed by VR Management, LLC (or its successor).

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 28th day of July 2023.

/s/ Nimish Shah

CUSIP No. 03770N101	Page 17 of 17

EXHIBIT C

POWER OF ATTORNEY FOR BONG KOH

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of David L. Stepp, Sherman G. Souther and Lisa D. Harris signing individually, the undersigned’s true and lawful attorney-in fact and agent to:

(i)	prepare execute and file, for and on behalf of the undersigned, any and all documents and filings that are required or advisable to be made with the United States Securities and Exchange Commission, any stock exchange or similar authority, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, including without limitation (a) any Joint Filing Agreement under Rule 13d-1(k) of the Exchange Act (or any successor provision thereunder), Schedule 13D and Schedule 13G (or any successor schedules or forms adopted under the Exchange Act ) and any amendments thereto in accordance with Section 13 of the Exchange Act and the rules thereunder, and (b) Forms 3, 4 and 5 and any amendments thereto in accordance with Section 16(a) of the Exchange Act and the rules thereunder; and

(ii)	take any other action of any nature whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of undersigned, is not assuming, nor is Venrock assuming, any of the undersigned’s responsibilities to comply with the Exchange Act, including without limitation Sections 13 and 16 of the Exchange Act.

This power of Attorney shall remain in full force and effect until the earliest to occur of (a) the undersigned is no longer required to file any form or document with respect to the undersigned’s holdings of and transactions in securities issued by a company, (b) revocation by the undersigned in a signed writing delivered to the foregoing attorney-in-fact, or (c) until such attorney-in-fact shall no longer be employed by VR Management, LLC (or its successor).

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of 28th day of July 2023.

/s/ Bong Koh